AI TRANSPORTATION ACQUISITION CORP

10 East 53rd Street, Suite 3001

New York, NY 10022

November 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:   Mr. Ruairi Regan

Re:	AI Transportation Acquisition Corp
Registration Statement on Form S-1
File No. 333-270558
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Packebush:

I hope this letter finds you well.

AI Transportation Acquisition Corp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-270558) (the “Registration Statement”), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. Eastern time on Tuesday, November 7, 2023, or as soon thereafter as possible, or at such other time as the Company or its outside counsel, Rimon, P.C., request by telephone that such Registration Statement be declared effective.

Please contact our attorney, Debbie A. Klis, of Rimon, P.C. on (202) 935-3390 with any questions you may have regarding this request. In addition, please notify Ms. Klis by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	/s/ Yongjin Chen
Yongjin Chen
Chief Executive Officer

cc:	Rimon, P.C.
Debbie A. Klis, Esq.

Loeb & Loeb LLP
David Levine, Esq.